[BUNGE LOGO] [GRAPHIC OMITTED]


                                                Contact:  Jonathan Hotz
                                                          Edelman
                                                          1-212-704-4446



                     Bunge Shareholders Approve Resolutions
                                at Annual Meeting

WHITE PLAINS, NY - May 30, 2003 - Bunge Limited (NYSE: BG) shareholders today approved all resolutions put before its annual shareholders meeting.

Appointment of Directors

Mr. Francis Coppinger, Mr. Carlos Braun Saint and Mr. Alberto Weisser were re-elected as Class II directors. The terms of Class II directors expire in 2006.

Other Business

Shareholders approved an increase in the number of shares available under the company's equity incentive plan from 5% to 10%.

Shareholders approved an extension of the term of the company's existing shareholder rights plan until August 1, 2007.

Shareholders approved the appointment of Deloitte & Touche as independent auditors for the fiscal year ending December 31, 2003.

About Bunge

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities. Founded in 1818 and headquartered in White Plains, New York, Bunge has over 25,000 employees and locations in 28 countries. Bunge is the largest processor of soybeans in the Americas, the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.